March 6, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Lily Dang Gus Rodriguez Liz Packebusch Irene Barberena-Meissner

Re:	BW LPG Limited

Draft Registration Statement on Form 20-FR12(b)

Submitted January 5, 2024

CIK No. 0001649313

Ladies and Gentlemen:

On behalf of BW LPG Limited (the “Company”), we hereby confidentially submit a second draft registration statement on Form 20-F (“Submission No. 2”). The Company previously confidentially submitted a draft registration statement on Form 20-F with the United States Securities and Exchange Commission (the “Commission”) on January 5, 2024 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on February 1, 2024 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Capitalized terms used but not defined herein have the respective meanings set forth for such terms in Submission No. 2.

U.S. Securities and Exchange Commission, p. 2

Market and Industry Data, page 7

1.	We note your disclosure that the market and industry data in your registration statement constitute the Group’s estimates, using underlying data from independent third parties, including Anfil Gas, Baltic Exchange, Zeronorth, Clarkson Research (“Clarksons”), Fearnley Securities AS (“Fearnleys”), Interocean, Reshamwala Shipbrokers, US Energy Information Administration and Vortexa, as well as publicly available information. Please revise to include the names and dates of these studies or reports. Please also provide us with supplemental support, or in the alternative provide a full citation, for your statements that BW LPG, or the Group, is a “leading” owner and operator of VLGCs based on the number of VLGCs and LPG carrying capacity as of November 2023 and has the “world’s largest VLGC fleet.”

Response: The Company respectfully advises the Staff that the Company based its estimates and analysis of market and industry information on data from Anfil Gas, ZeroNorth, Clarksons, Fearnleys, Interocean and Vortexa, which in turn was based on these sources’ respective market and industry analysis, but not specific studies and/or reports that the Company can cite in the registration statement. The Company has revised the disclosure on pages 17, 41, 43-59, 60, 61, 64, 69, 83, 86 and 102 of Submission No. 2 to specify the dates the relevant data was obtained from Anfil Gas, ZeroNorth, Clarksons, Fearnleys, Interocean and Vortexa.

The data from Baltic Exchange regarding TCE rates was derived by the Company using information provided on Bloomberg, and the Company has revised the disclosure on page 12 of Submission No. 2 to specify the date when the relevant data was derived by the Company. The data from the US Energy Information Administration was derived by the Company from the website of the US Energy Information Administration (www.eia.gov), and the Company has revised the disclosure on page 51 of Submission No. 2 to specify the date when the relevant data was derived by the Company. The Company has revised the disclosure on page 42 of Submission No. 2 to specifically refer to Reshamwala Shipbrokers’ report as of November 2023 entitled “Outlook on India’s LPG Trade”.

The Company has revised the disclosure on page 61 of Submission No. 2 to specify that the statement that the “Group is a leading owner and operator of VLGCs based on the number of VLGCs and LPG carrying capacity as of December 2023” is based on the data provided by Clarksons as of February 2024. The Company has revised the disclosure on page 61 of Submission No. 2 to delete the statement that the Group has the “world’s largest VLGC fleet.”

U.S. Securities and Exchange Commission, p. 3

3.D Risk Factors

Restrictive covenants in the Group’s existing facilities impose, and any future debt facilities may impose, page 33

2.	We note your disclosure that restrictions in existing credit facilities may place limits on the Group’s ability to pay dividends out of operating revenue generated by the vessels securing indebtedness under the facilities, if there is a default thereunder. Please revise your disclosure to describe the restrictions on your ability to pay dividends under your existing credit facilities.

Response: The Company respectfully advises the Staff that, as disclosed on page 101 of Submission No. 2, certain of the Group’s credit facilities contain covenants requiring the Company as the guarantor under the facilities agreements, among other things, to maintain (i) a liquidity level of no less than US$50 million and at least US$20 million of cash and cash equivalents and (ii) a level of adjusted equity on the last day of any fiscal quarter of no less than US$350 million. These covenants may constrain the Group’s ability to pay dividends to the extent that dividend payments decrease the Company’s liquidity, cash and cash equivalents and adjusted equity below the required levels specified in these covenants. The Company respectfully advises the Staff that it has revised the relevant risk factor on pages 33-34 of Submission No. 2 to clarify that covenants included in the Group’s existing facilities may constrain its ability to pay dividends and to add a cross-reference to “Item 5. Operating and Financial Review and Prospects — 5.B. Liquidity and Capital Resources — Capital Resources and Indebtedness — Financial Covenants” for a description of the relevant covenants in more detail.

BW Group is the largest shareholder of the Group and has significant voting power and the ability to influence matters, page 37

3.	Please revise this risk factor to disclose that Andreas Sohmen-Pao, the Chairman of the Group, is also the Chairman of BW Group and a member of the Sohmen family which wholly owns BW Group.

Response: The Company respectfully advises the Staff that it has revised the relevant risk factor on page 38 of Submission No. 2 to disclose that Andreas Sohmen-Pao, the Chairman of the Company, is also the Chairman of BW Group and a member of the Sohmen family.

Business Overview

Operating Segments

Shipping, page 63

4.	You disclose that superior utilisation provides a competitive advantage in the immediate term, through improved profitability driven by higher earnings without a proportionate increase in operating expenses; and in the longer-term, driven by the potential to operate acquired assets at above market-average returns. Please disclose the reasons for increases or decreases in your fleet utilization and the impact of the changes in fleet utilization on your profitability.

Response: The Company respectfully advises the Staff that it has included disclosure on pages 87-88 of Submission No. 2 under “Item 5. Operating and Financial Review and Prospects — 5.A. Operating Results — Key Factors Affecting the Group’s Results of Operations and Financial Position — Utilisation” to disclose the reasons for changes in the Group’s fleet utilisation and the impact of such changes on its profitability.

U.S. Securities and Exchange Commission, p. 4

Infrastructure Projects, page 71

5.	We note your disclosure here and elsewhere that on 30 November 2023, the Group announced that it had agreed to establish a joint venture, BW Confidence Enterprise Private Limited (“BW Confidence”), with Confidence to explore investment opportunities in onshore LPG import infrastructures. Please tell us what consideration you gave to filing the joint venture agreement as an exhibit to your registration statement. Refer to Item 10.C and Instruction 4(a) to the Exhibits in Form 20-F.

Response: The Company respectfully advises the Staff that the joint venture agreement with Confidence was entered into in the ordinary course of business, it is not a contract upon which the Group’s business is substantially dependent, and it is not material to the Group. In particular, the Group’s future commitment under the joint venture agreement and associated agreements to invest approximately US$40 million in India represents less than 2% of the Group’s total assets as of December 31, 2023. Accordingly, the Company believes that the joint venture agreement is not a material contract required to be disclosed pursuant to Item 10.C of Form 20-F or filed as an exhibit pursuant to Instruction 4(a) to the Exhibits in Form 20-F.

4.C Organizational Structure, page 81

6.	Please revise this section to additionally provide an organizational diagram that depicts the structure of the Group and the relationships among the Company and its related entities.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 82 of Submission No. 2 to provide an organizational diagram that depicts the structure of the Group and the relationships among the Company and its related entities.

U.S. Securities and Exchange Commission, p. 5

Capital Resources and Indebtedness, page 94

7.	We note your disclosures in this section detailing the Group’s secured term loan facilities and revolving credit facilities, and stating that the Group’s principal sources of funds for its liquidity needs are cash flows from operations and bank borrowings. Please file the referenced facilities as exhibits or provide your analysis as to why they are not material contracts. Refer to Item 10.C and Instruction 4(a) to the Exhibits in Form 20-F.

Response: The Company respectfully advises the Staff that the term loan facilities and revolving credit facilities relating to the funding of the Group’s liquidity needs have been entered into in the ordinary course of business in order to support the Group’s funding and working capital needs. None of the Group’s secured term loan facilities and revolving credit facilities is a contract upon which the Group’s business is substantially dependent. In particular, as disclosed on pages 99-100 of Submission No. 2, as of December 31, 2023, the total principal amount outstanding under the US$437,500,000 Loan Facility was US$60,806,000, which represented less than 3% of the Group’s total assets. As of December 31, 2023, the total principal amount outstanding under the US$250,600,000 Term and Revolving Credit was US$110,638,000, which represented less than 5% of the Group’s total assets. As of December 31, 2023, the total principal amount outstanding under the US$198,412,500 Senior Secured Term Loan was US$140,161,000, which represented less than 6% of the Group’s total assets. As of December 31, 2023, there were no outstanding amounts under the US$458,500,000 Senior Secured Term Loan and Revolving Credit Facility. The Group principally relies on cash flows from operations in order to fund its liquidity needs, and bank borrowings constitute further support to cash flows from operations as an additional source of funding. The Company respectfully advises the Staff that it has revised the disclosure on page 97 of Submission No. 2 accordingly. For the above reasons the Company believes that the referenced facilities are not material contracts required to be disclosed pursuant to Item 10.C of Form 20-F or filed as exhibits pursuant to Instruction 4(a) to the Exhibits in Form 20-F.

5.D Trend Information, page 97

8.	We note your disclosure here and in your risk factor at page 13 that geopolitical events and political instability, including the war in Ukraine and the Israel-Hamas conflict, has impacted and may continue to impact the Group’s operations and charter rates and costs. Please additionally explain whether and how you have undertaken efforts to mitigate the impact of these events and where possible quantify the impact to your business.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 102 of Submission No. 2 to provide further explanation of the efforts the Group has undertaken to mitigate the impact on its business of the conflict in the Middle East. The war in Ukraine is provided as an example of political events that have had a macro-economic impact on the industry in which the Group operates. The Company has not implemented any specific measures to mitigate the impact of the war in Ukraine, as the war has only had an indirect impact on its business due to the impact on oil prices and demand for LPG. The Company has considered the current and potential impact of the war in Ukraine on its business, and while it will monitor ongoing developments and update its disclosure as it determines necessary, it believes the disclosure as currently included in Item 5.D appropriately describes the potential impact on the Group’s business as it relates to general macro-economic conditions. As the impact of geopolitical events and political instability on the Group’s business is generally indirect, the Company respectfully advises the Staff that it is not feasible to quantify the direct impact on the Group’s business.

U.S. Securities and Exchange Commission, p. 6

6.B Compensation, page 100

9.	Please update your compensation disclosure for your last full financial year. Refer to Item 6.B of Form 20-F.

Response: The Company respectfully notes its response to comment 13 below and advises the Staff that it has revised the disclosure on pages 105-106 of Submission No. 2 to update the compensation disclosure for the financial year ended December 31, 2023.

10.	We note that you have not filed as exhibits any employment contracts with your executive officers or any management compensatory plans discussed in this section as required by Instruction 4(c) to the Exhibits in Form 20-F. Please advise us whether you are relying on Instruction 4(c)(v) because you are not required to file these documents in your home country, or tell us why you otherwise believe that these documents do not need to be filed.

Response: The Company respectfully advises the Staff that it is relying on Instruction 4(c)(v) to the Exhibits in Form 20-F, as it is not required to publicly file any employment contracts with its executive officers or any management compensatory plans in its home country, and these contracts and plans are not otherwise publicly disclosed by the Company.

8.A Consolidated Statements and Other Financial Information

Dividend Policy, page 105

11.	Your disclosure here that BW LPG provides a quarterly dividend payout and the Company aims for an annual payout ratio of 50% of Shipping’s Net Profit After Tax (“Shipping NPAT”), which will be enhanced to 75% and 100% of Shipping NPAT when net leverage is below 30% and 20%, respectively, appears inconsistent with your disclosure on page 39 that the amount of dividends paid by the Group, if any, for a given financial period, will depend on, among other things, the Group’s future operating results, cash flows, financial position, capital requirements, the sufficiency of its distributable reserves, the ability of the Group’s subsidiaries to pay dividends to the Group, credit terms, general economic conditions, legal restrictions and other factors that the Group may deem to be significant from time to time. Please revise your disclosure to reconcile this apparent inconsistency.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 39 of Submission No. 2 to address the Staff’s comment.

U.S. Securities and Exchange Commission, p. 7

12.	Please disclose whether your dividend policy is reflected in any written policies of the company.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 111 of Submission No. 2 to clarify that the dividend policy of the Company is reviewed and approved by the Company’s Board of Directors and disclosed on the Company’s website.

Financial Statements General, page F-1

13.	Please explain why you presented only two years of audited financial statements, instead of three years of audited financial statements and related audit report(s) covering each of the three years in accordance with Items 8.A.2 and 8.A.3 of Form 20-F.

Response: The Company respectfully advises the Staff that, as set out in the letter dated January 5, 2024 accompanying the Draft Submission, the Company had included in the Draft Submission its audited consolidated financial statements as of and for each of the two years ended December 31, 2022 and 2021 and expected to include audited consolidated financial statements as of and for the year ended December 31, 2023 in a subsequent submission of a draft registration statement.

The Company omitted the earliest of the three years of audited financial statements and related audit report required under Items 8.A.2 and 8.A.3 of Form 20-F in reliance on existing Staff policy that an issuer that is not an emerging growth company may omit from its draft registration statements interim and annual financial information that it reasonably believes it will not be required to present separately at the time it files its registration statement publicly. The Company reasonably believed at the time of the Draft Submission that it would not be required to present the audited financial statements as of and for the year ended December 31, 2020, as the audited financial statements as of and for the year ended December 31, 2023 would be included in the registration statement at the time the registration statement is filed publicly.

The Company also respectfully advises the Staff that it has included audited financial statements as of and for the year ended December 31, 2023 in Submission No. 2.

14.	Please update your filing to include 2023 financial statements in accordance with Item 8.A.4 or Item 8.A.5 of Form 20-F.

Response: The Company refers the Staff to its response to comment 13 above and respectfully advises the Staff that it has included audited financial statements as of and for the year ended December 31, 2023 in Submission No. 2.

U.S. Securities and Exchange Commission, p. 8

Consolidated Statement of Comprehensive Income, page F-4

15.	We note you presented a subtotal line item resembling gross profit, which amounted to $567.6 million and $462.0 million for fiscal years 2022 and 2021, respectively. Referencing the guidance in IAS 1 paragraph 103 and SAB Topic 11:B, a gross profit measure presented on the face of the income statement should be calculated in accordance with IFRS, based on revenues minus a complete cost of sales including depreciation, vessel operating expenses and any other expenses directly attributable to cost of sales. If you wish to retain the measure, please label the subtotal, revise the computation and clearly show or disclose the cost of sales composition. If you disagree with our view, please explain your view and provide the supporting authoritative guidance.

Response: The Company respectfully advises the Staff that it has removed the relevant subtotal line item from the consolidated financial statements included in Submission No. 2.

Note 26 - Investment in Subsidiaries, page F-50

16.	We note you disclosed that in January 2022 and May 2022, an external investor subscribed new shares in BW LPG India Pte Ltd (BW India) representing 31.9% and 9.2%, respectively, which decreased your equity interest in BW India to 52% following the transactions. Please expand your disclosure to clarify how you determined the 52% equity interest and that there was no change of control following the transactions, given that you owned only 88.4% of BW India prior to the transactions per disclosure on page F-49, and you sold a 41.1% equity interest.

Response: The Company respectfully advises the Staff that the disclosure accurately reflects the fact that the Company holds a 52% equity interest in BW India. The Company retained majority voting rights and board seats following the subscription of new shares. The subscription of new shares by the external investor diluted the Company’s ownership percentage from 88.4% to 52.4%. Please refer to the revised disclosure included in Note 25 to the Financial Statements on pages F-50 to F-51 of Submission No. 2, which clarifies this.

28. (b) Immaterial corrections to previously issued 2022 financial statements, page F-53

17.	You identified errors in accounting for revenue transactions, leases and in determining the functional currency of a subsidiary. Management concluded that the errors were immaterial from quantitative and qualitative perspectives for the 2022 audited financial statements. Please provide us with your materiality assessment. Refer to SAB 99, Materiality, codified in ASC 250-10-S99.

Response: The Company respectfully advises the Staff that the Company does not believe the errors in the previously issued consolidated financial statements for 2022 are material pursuant to guidance in Staff Accounting Bulletin Topic 1.M. Accounting Standards Codification 250-10-S99-1 (“SAB 99”), which states that a matter is considered “material” if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

U.S. Securities and Exchange Commission, p. 9

This guidance is relevant to the judgment of the Company's management about whether the misstatements contained in the previously issued 2022 consolidated financial statements of the Company are material. An assessment of materiality requires that management view the facts in the context of the surrounding circumstances or the total mix of information. In the context of a misstatement of a financial statement item, the total mix includes both quantitative and qualitative factors in assessing an item’s materiality.

Quantitative Analysis

The following table reflects the impact of the correction of the errors in the Group’s consolidated financial statements as of 31 December 2022 and for the year then ended, as well as adjustments to derivative financial instruments as described below.

	31-Dec-22
	As Reported	Adjustment	As Adjusted	% Change
	US$’000	US$’000	US$’000
Consolidated statement of comprehensive income
Revenue - Product Services	730,231	(5,439)	724,792	-1%
Cost of goods sold - Product Services	(645,993)	5,439	(640,554)	-1%
Profit after tax	238,577	-	238,577	0%

Consolidated statement of cash flows
- inventories	(29,223)	(21,987)	(51,210)	75%
- trade and other receivables	106,400	5,586	111,986	5%
- trade and other payables	4,049	15,856	19,905	392%
- derivative financial instruments	25,956	545	26,501	2%
Net cash from operating activities	501,394	-	501,394	0%

Consolidated statement of financial position
Inventories	113,945	21,987	135,932	19%
Trade and other receivables	203,179	(5,586)	197,593	-3%
Derivative financial instruments - current asset	89,346	7,120	96,466	8%
Total current assets	40,603	23,521	764,124	3%

Vessels and dry docking	1,484,489	35,683	1,520,172	2%
Right-of-use assets (vessels)	264,666	(15,189)	249,477	-6%
Total non-current assets	1,799,911	20,494	1,820,405	1%

Lease liabilities (S/T)	136,391	(15,189)	121,202	-11%
Derivative financial instruments - current liability	33,006	7,665	40,671	23%
Trade and other payables	223,923	14,071	237,994	6%
Total current liabilities	511,962	6,547	518,509	1%

Other reserves	(30,554)	20,777	(9,777)	-68%
Non-controlling interests	103,167	16,691	119,858	16%
Total shareholders’ equity	1,559,122	37,468	1,596,590	2%

U.S. Securities and Exchange Commission, p. 10

The Company identified errors with respect to the determination of the functional currency with respect to a subsidiary, remeasurement of leases, and the determination of transfer of control for certain revenue transactions, which led to the correction of certain line items in the consolidated statement of comprehensive income, consolidated statement of cash flows and consolidated statement of financial position.

The errors had no impact on operating profit, profit before tax or profit after tax in the consolidated statement of comprehensive income or on net cash from operating activities within the consolidated statement of cash flows. The impact on revenue – Product Services was determined to not be quantitatively significant as the error related to a classification between revenue and cost of goods sold, resulting in relatively small changes in those line items of 1%.

With respect to the consolidated statement of cash flows, while the errors resulted in large changes to certain line items in percentage terms, such as inventories and trade and other payables, there was no impact on, or change in, net cash from operating activities as a result of these errors.

With respect to the consolidated statement of financial position, the errors resulted in relatively small changes to the amount of total current assets, total non-current assets, total current-liabilities and total shareholders’ equity.

The error in remeasurement of leases resulted in changes to right-of-use assets (vessels) and lease liabilities, the impact of which was not significant relative to total non-current assets and current liabilities, respectively.

The error identified in the determination of transfer of control for certain revenue transactions resulted in changes to trade and other receivables, inventories, trade and other payables, and derivative financial instruments – current liability. This error did not have a significant impact on trade and other receivables, trade and other payables, total current assets or total current liabilities. While the percentage change in inventories was not insignificant, the amount of the error was not significant relative to total current assets.

U.S. Securities and Exchange Commission, p. 11

The table above indicates that derivative financial instruments – current asset and derivative financial instruments – current liability changed by 8% and 23%, respectively, but only a very small percentage of these changes related to the correction of the error described above. The changes in these line items primarily related to an adjustment to reflect the gross fair value of the Group’s exchange traded financial instruments that are traded on two separate exchanges. These derivatives were previously presented on a net basis. The impact of these adjustments to derivative financial instruments – current asset and derivative financial instruments – current liability also was not significant relative to current assets and current liabilities, respectively.

With respect to the functional currency determination of a subsidiary, the error led to a change in vessels and drydocking, other reserves and non-controlling interests. The correction resulted in a small change of 2% in both vessels and dry docking and total shareholders’ equity. While the percentage changes in other reserves and non-controlling interests were not insignificant, the amount of the error was not significant relative to total shareholders’ equity.

As described above, these errors and adjustments did not have any impact on the Group’s profit after tax and net cash from operating activities in the year ended 31 December 2022, and resulted in relatively small changes in the Group’s total current assets, total non-current assets, total current liabilities and total shareholders’ equity as of 31 December 2022. Accordingly, the Company’s management does not believe there is a substantial likelihood that a reasonable investor would view their impact as having significantly altered the total mix of information made available with respect to the Group’s results of operations and financial position as of and for the year ended 31 December 2022.

Qualitative Analysis

The Company’s management also analyzed the impact of these errors from a qualitative perspective. In doing so, management considered both the overall qualitative criteria listed in SAB 99 and additional specific qualitative factors directly applicable to the impact of these errors and adjustments for users of its financial statements. With respect to the overall qualitative criteria listed in SAB 99, management concluded the following:

•	the errors did not have any impact on, nor mask a change in, the Group's earnings trends in any historical period impacted;
•	the errors did not change a loss into income or vice versa;
•	the errors did not have any impact on compliance with any regulatory requirements;
•	the errors did not affect compliance with debt covenants or any other contractual requirements;
•	the errors did not have the effect of increasing management’s compensation by satisfying any requirements for the award of any form of base or incentive compensation; and
•	the errors did not involve the concealment of an unlawful transaction.

In evaluating the performance of the Group in the year ended 31 December 2022, the Company’s management primarily focused on TCE income – Shipping and Gross profit / loss – Product Services in evaluating the performance of its business segments, and the Group’s profit after tax and its capacity to pay dividends, which is derived from the Group’s liquidity and reported earnings. The errors and adjustments described above did not materially impact these metrics.

U.S. Securities and Exchange Commission, p. 12

When viewed in the context of all of the relevant quantitative and qualitative factors, management believes the impact of these errors and adjustments on the Group’s consolidated financial statements for the year ended 31 December 2022 was immaterial and that the judgment of a reasonable investor relying upon the Group’s consolidated financial statements would not be changed or influenced by correcting the reported errors or making the adjustments for the year ended 31 December 2022.

Further, as disclosed on pages 36-37 and 88 of the Draft Submission and pages 36-37 and 89 of Submission No. 2, the Company’s management has identified a material weakness in the Group’s internal control over reporting, which it identified after determining that it needed to correct the errors and make the adjustments described above. The material weakness identified relates to not having a sufficient number of personnel with an appropriate level of knowledge of the reporting requirements under SEC rules, experience and training in internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) and related SEC rules to operate the period-end financial reporting controls. The Company’s management is committed to improving the Group’s financial organization to ensure that the Group has effective internal control over financial reporting, and is in the process of implementing a number of measures to address the material weakness identified, including, among other things, hiring additional accounting and reporting personnel with adequate SEC knowledge, skills, experience and training and formalizing existing and implementing additional internal control procedures and policies to improve the financial reporting process in compliance with Section 404.

General

18.	Please tell us the purpose of filing this registration statement before you have completed the Redomiciliation. Also, please tell us and disclose whether you plan to obtain an opinion of counsel regarding the tax consequences of the Redomiciliation.

Response: The Company respectfully advises the Staff that the Company is filing the registration statement in connection with its intention to seek a listing of its shares on the New York Stock Exchange (the “NYSE”).

As described on pages 116-118 of Submission No. 2, the Redomiciliation is intended to be effected pursuant to a scheme of arrangement under Bermuda law and the Company intends to rely on Section 3(a)(10) of the Securities Act based on the approval of a Bermuda court of the scheme of arrangement, and in accordance with the Staff's guidance as set out in Division of Corporation Finance, Staff Legal Bulletin No. 3A (CF). The scheme of arrangement is subject to approval by the Company’s shareholders and a court in Bermuda following a final court hearing as to the fairness of the scheme of arrangement and to which the Company’s shareholders will have the right to appear. The shareholder meeting and court hearing are not expected to be held, and the related approvals received, until after the start of trading of the Company’s shares on the NYSE. Accordingly, the Company does not expect to complete the Redomiciliation until after the start of trading of its shares on the NYSE.

U.S. Securities and Exchange Commission, p. 13

As disclosed on pages 148-157 of Submission No. 2, the Company does not anticipate any tax consequences for its shareholders under applicable Bermuda, Singapore or U.S. federal tax laws as a result of the Redomiciliation. The Company respectfully advises the Staff that it does not plan to obtain an opinion of counsel regarding the tax consequences of the Redomiciliation and that it has revised the disclosure on pages 148, 149 and 154 of Submission No. 2 accordingly.

19.	Please clarify whether you are currently governed by organizational documents other than, or in addition to, your bye-laws under Bermuda law. In this regard we note references to the "Company's memorandum of association" in your disclosures at pages 10 and 120. If you are currently governed by additional organizational documents, please file them as exhibits, and provide the disclosure required by Item 10.B of Form 20-F for each.

Response: The Company respectfully advises the Staff that the Company is governed by its memorandum of association in addition to the Company’s bye-laws, as disclosed on page 10 of Submission No. 2. The Company will submit its memorandum of association dated August 20, 2008 and the certificate of deposit of memorandum of increase of share capital dated November 6, 2023 as exhibits to a subsequent submission of the registration statement.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at +44 20 7614 2237 with any questions regarding this correspondence.

Sincerely yours,

/s/ Sebastian R. Sperber
Sebastian R. Sperber

cc:	Kristian Sorensen, Chief Executive Officer, BW LPG Limited

Samantha Xu, Chief Financial Officer, BW LPG Limited